SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

1 December, 2011

BP Agrees To Sell Canadian Natural Gas Liquids
Business To Plains Midstream Canada

BP announced today that it has agreed to sell its Canadian natural gas liquids (NGL) business to Plains Midstream Canada ULC (Plains Midstream), a wholly-owned subsidiary of Plains All American Pipeline, L.P. (NYSE:PAA). Plains Midstream will pay BP a total of US$1.67 billion in cash, subject to customary adjustments, for the business.

BP's Canadian NGLs business owns, operates and has contractual rights to assets involved in the extraction, gathering, fractionation, storage, distribution and wholesale marketing of NGLs across Canada and in the Midwest United States. Assets include NGL extraction plants; pipeline gathering systems; fractionation plants; and storage and specification product distribution facilities.

In total, the business owns or has rights to approximately 4,000 kilometres of pipeline systems; 21 million barrels of storage capacity; 232,000 barrels per day of fractionation capacity; and NGLs produced from 8.3 billion cubic feet per day of gas processing capacity.

Bob Dudley, BP Group Chief Executive, said: "Canada remains an important part of our portfolio of growth opportunities to meet North America's energy needs."

The business employs approximately 450 people who will transfer to Plains Midstream upon completion of the deal.

"I want to thank our NGL employees for their dedication," said Anne Drinkwater, president of BP Canada. "They have continued to remain vigilant about maintaining safe and reliable operations."

Completion of the transaction is subject to closing conditions including the receipt of all necessary governmental and regulatory approvals. The transaction is expected to be completed by the end of the first half of 2012.

Credit Suisse acted as the sole financial advisor to BP for this transaction.

Notes to editors

•     The Canadian NGLs business is a highly-connected, inter-dependent value chain of strategically-located midstream assets with a comprehensive footprint from key NGL supply centres in western Canada to large urban demand areas in Canada and the Midwest United States. It owns, operates and has contractual rights to assets that provide for the extraction, gathering, fractionation, storage, distribution and wholesale marketing of NGLs. These assets include NGL extraction plants (straddle plants) that are situated on the main gas transmission lines leaving Alberta; pipeline gathering systems; fractionation plants; and storage and specification product distribution facilities.
       These assets are complemented by several key strategic commercial agreements that secure the supply of NGLs and access to third-party transportation and fractionation infrastructure.

• About BP Canada

Headquartered in Calgary, Alberta, BP Canada is active in Alberta and the Northwest Territories, while its marketing and trading activities span the nation and expand into the U.S.

BP Canada Energy Company holds interests in three oil sands ventures in Northern Alberta suitable for in-situ development using steam-assisted gravity drainage (SAGD) technology:
• A joint venture with Husky Energy to develop the Sunrise oil sands lease in the northeastern Athabasca region of Alberta, under development
• A joint venture with Devon Energy to develop the Pike oil sands lease in the southern Alberta region of the Athabasca oil sands deposit, not yet in development.
• A partnership with Value Creation Inc. to develop the Terre de Grace oil sands lease in the northwestern Athabasca Region of Alberta, not yet in development.
The resource potential of these projects will provide a secure source of oil supply to consumers in North America.
BP Canada Energy Company holds licences in the Beaufort Sea and the Mackenzie Delta. BP Exploration Operating Company Limited (BPEOC) has interests in four active offshore exploration licences (EL) totalling over 8,000 square kilometres in the Canadian Beaufort Sea. BPEOC and Imperial Oil have formed a joint venture to explore two of the offshore licences (EL 446 and 449) located approximately 180 kilometres from Tuktoyaktuk, Northwest Territories.

• Plains Midstream Canada ULC & Plains All American Pipeline, L.P.

Plains Midstream Canada ULC is a wholly owned subsidiary of Plains All American Pipeline, L.P. (NYSE: PAA). PAA is a publicly traded master limited partnership engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas related petroleum products. Through its general partner interest and majority equity ownership position in PAA Natural Gas Storage, L.P. (NYSE: PNG), PAA is also engaged in the development and operation of natural gas storage facilities. The Partnership owns a network of approximately 16,000 miles of liquids pipelines, approximately 90 million barrels of liquids storage capacity and handles more than 3 million barrels of physical product on a daily basis. PAA is headquartered in Houston, Texas.

For more information on Plains Midstream please visit: www.plainsmidstream.com
For more information on Plains All American Pipeline, L.P. please visit: www.paalp.com

Further media information

BP press office. London: +44 20 7496 4076; bppress@bp.com
BP Canada media line: +1 403-233-1033
www.bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:   01 December, 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary